Exhibit 99.1
BABCOCK & BROWN AIR REPORTS THIRD QUARTER 2009 RESULTS
Dublin, Ireland, November 4, 2009 — Babcock & Brown Air Limited (NYSE: FLY) (“B&B Air”), a global lessor of modern, fuel-efficient commercial jet aircraft, today announced its financial results for the third quarter of 2009.
Third Quarter Highlights
•	Net income of $14.4 million, EPS of $0.48
•	Available Cash Flow of $29.1 million, $0.96 per share
•	Purchased $25 million principal amount of notes payable for $12 million
•	Leased last remaining aircraft repossessed in 2008
•	Unrestricted Cash of $77.9 million at quarter end
•	Dividend of $0.20 per share declared on October 15th
“During the third quarter we continued to enhance shareholder value by repurchasing $25 million of our debt for approximately 50% of the principal amount,” said Colm Barrington, CEO of B&B Air. “So far this year B&B Air has repurchased $144 million of its notes payable at an approximate 50% discount. The Company also owns options to acquire an additional $75 million of its notes payable for $36 million. B&B Air has also repurchased more than 2.2 million shares this year, at an average cost of $4.08 per share.”
“B&B Air’s portfolio continues to perform well, producing strong cash flow,” added Barrington. “Our third quarter dividend of $0.20 per share represented just 21% of our Available Cash Flow for the quarter. Following the purchase of notes payable we ended the quarter with approximately $78 million in unrestricted cash. During the quarter our fleet had a 98% utilization factor and we also reached agreement to lease the last remaining B757 aircraft repossessed in 2008. The aircraft is scheduled to be delivered in December.”

Third Quarter 2009 Financial Results
B&B Air’s net income and basic and diluted earnings per share for the third quarter of 2009 were $14.4 million and $0.48 per share compared to $16.0 million and $0.48 per share in the same period in the preceding year. The third quarter 2009 results include a pre-tax gain of $12.5 million from repurchasing $25 million principal amount of notes payable for $12 million and amortization of $3.4 million associated with the cost to purchase options on $100 million principal amount of notes payable. The 2008 third quarter results included a gain of $5.0 million associated with the sale of an aircraft and $4.0 million of end of lease revenue.
Net income and basic and diluted earnings per share for the nine-month period ended September 30, 2009 were $75.4 million and $2.43 per share compared to $38.8 million and $1.16 per share in the same period in the preceding year. The 2009 results included a pre-tax gain of $70.1 million associated with the purchase of approximately $144 million of notes payable and a gain of $7.7 million associated with a lease termination settlement.
Total revenues for the third quarter of 2009 were $67.8 million compared to $66.3 million for the same period in the preceding year. Operating lease revenue for the third quarter of 2009 was $54.3 million compared to $60.5 million in the same period of the previous year. The decrease is principally due to declines in lease rates that adjust with LIBOR, the absence of rent from the aircraft sold in the third and fourth quarters of 2008 and end of lease revenue, with no corresponding amount in the third quarter of 2009.
Total revenues for the nine-month period ended September 30, 2009 were $241.4 million compared to $175.5 million for the same period in the preceding year. The increase was largely due to the revenues associated with the gains on the purchase of notes payable in 2009.
Total expenses in the third quarter of 2009 were $50.2 million, compared to $47.9 million in the same period in the previous year. The increase was primarily due to amortization of the debt purchase option, partially offset by a reduction in repossession and remarketing costs. The $7 million cost of the options is being amortized on a straight line basis over the periods until their expiry.
Total expenses for the nine-month period ended September 30, 2009 were $145.3 million compared to $131.2 million for the same period in the preceding year.
Depreciation expense in the third quarter of 2009 was $21.1 million compared to $20.1 million for the same period in the previous year.

Interest expense in the third quarter of 2009 was $20.4 million compared to $21.5 million for the same period in the previous year. The decrease is mainly due to decreases in LIBOR.
Selling, general and administrative expenses were $4.8 million in the third quarter of 2009 compared to $5.4 million in the same period of the previous year. Maintenance and other expenses were $0.5 million in the third quarter of 2009 compared with $1.0 million in the same period of the previous year.
The provision for income taxes was $3.2 million in the third quarter of 2009 and reflects the recognition of deferred taxes at a 25% rate on the gain associated with the purchase of the notes. The effective income tax rate for the third quarter of 2009 was 18.0% compared to 12.9% for the same period in the previous year.
Available Cash Flow
Available Cash Flow (“ACF”), which B&B Air defines as net income plus depreciation, lease incentive amortization, amortization of debt issue costs and the deferred tax provision, was $29.1 million for the third quarter of 2009 compared to $40.2 million for the same period in the previous year. ACF for the nine-month period ended September 30, 2009 was $96.7 million compared to $103.3 million for the same period in the preceding year. ACF for the third quarter of 2008 and the nine-month period ended September 30, 2008 was favorably impacted by end of lease revenue and the gain on the sale of the aircraft recorded in those periods.
On a per share basis, ACF was $0.96 for the third quarter of 2009 compared to $1.20 in the same period of 2008. In the nine-month period ended September 30, 2009, ACF per share was $3.12 compared to $3.08 in the same period in 2008. Gains on the purchase of notes payable are not included in ACF.
ACF should be used as a supplement to and not as a substitute for financial measures determined in accordance with Accounting Principles Generally Accepted in the United States.
Dividend and Share Repurchases
On October 15th, B&B Air declared a dividend of $0.20 per share in respect of the third quarter of 2009. This dividend will be paid on November 20, 2009 to shareholders of record on October 30, 2009. This dividend represents 21% of ACF for the third quarter of 2009.

B&B Air did not repurchase any shares in the third quarter of 2009. During the nine-month period ended September 30, 2009, B&B Air repurchased 2,208,963 shares at an average cost of $4.08 per share or a total of $9.0 million. These shares represented 6.8% of the shares outstanding at December 31, 2008. On September 30, 2009 there were 30,279,948 shares outstanding.
Under the $30 million share repurchase program that has been extended to June 2010, B&B Air may make further share repurchases from time to time in the open market or in privately negotiated transactions. The timing of the repurchases under the program will depend upon a variety of factors, including market conditions, and may be suspended or discontinued at any time.
Financial Position
At September 30, 2009, B&B Air’s total assets were $2.03 billion, including flight equipment held for operating leases with a net book value of $1.77 billion. Restricted and unrestricted cash at September 30, 2009 totaled $208.3 million, of which $77.9 million was unrestricted. These amounts compare to total cash of $170.4 million and unrestricted cash of $56.8 million at December 31, 2008.
Aircraft Portfolio
During the third quarter of 2009, B&B Air’s portfolio utilization factor was 98%. At September 30, 2009, all but one of the aircraft in B&B Air’s portfolio were on lease to 36 lessees in 19 countries. The aircraft off-lease has been subsequently leased and delivery is currently scheduled in December 2009.
The table below shows the aircraft in B&B Air’s portfolio on September 30, 2008, December 31, 2008, and September 30, 2009:

Portfolio On	September 30, 2008	December 31, 2008	September 30, 2009
Airbus A319	10	10	10
Airbus A320	18	17	17
Airbus A330	1	1	1
Boeing 737	19	19	19
Boeing 747	1	1	1
Boeing 757	12	12	12
Boeing 767	1	1	1
Boeing 777	1	1	1

Total	63	62	62

At September 30, 2009, the average age of B&B Air’s portfolio was 7.1 years weighted by the net book value of each aircraft. The average remaining lease term was 4.9 years, also weighted by value and including the aircraft off-lease at a lease term of zero. At September 30, 2009 the leases were generating annualized revenues of $219 million.

Conference Call and Webcast
B&B Air’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. U.S. Eastern Time on Wednesday, November 4, 2009.
Participants should call +1-706-643-7953 (International) or 866-696-7906 (North America) and enter confirmation code 36176073. A replay will be available shortly after the call. To access the replay, please dial +1-706-645-9291 (International) or 800-642-1687 (North America) and enter confirmation code 36176073. The replay recording will be available for two weeks.
A live webcast of the conference call will be also available in the investor section of B&B Air’s website at www.babcockbrownair.com. An archived webcast will be available for one year.
About B&B Air
B&B Air acquires and leases modern, high-demand and fuel-efficient commercial jet aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. B&B Air is managed and serviced by Babcock & Brown Aircraft Management (“BBAM”). For more information about B&B Air, please visit our website at www.babcockbrownair.com.
Cautionary Statement Regarding Forward-Looking Statements
This press release contains certain “forward — looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for B&B Air’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. B&B Air expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.
# # #
Contact:
Matt Dallas
Babcock & Brown
+ 1-212-796-3918
matt.dallas@babcockbrown.com

Babcock & Brown Air Limited
Consolidated Statements of Operations
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues
Operating lease revenue	$54,282	$60,516	$161,434	$165,202
Finance lease income	—	—	—	2,446
Gain on sale of aircraft	—	4,979	—	4,979
Gain on purchases of notes payable	12,515	—	70,136	—
Lease termination settlement	611	—	7,707	—
Interest and other income	387	815	2,117	2,827

Total revenues	67,795	66,310	241,394	175,454

Expenses
Depreciation	21,128	20,080	62,488	53,989
Interest expense	20,382	21,485	60,969	59,118
Selling, general and administrative	4,765	5,385	15,888	15,739
Debt purchase option amortization	3,409	—	4,476	—
Maintenance and other costs	498	962	1,493	2,403

Total expenses	50,182	47,912	145,314	131,249

Net income before provision for income taxes	17,613	18,398	96,080	44,205
Provision for income taxes	3,164	2,369	20,686	5,430

Net income	$14,449	$16,029	$75,394	$38,775

Weighted average number of shares	30,279,948	33,451,580	31,017,554	33,552,304
Basic and diluted earnings per share	$0.48	$0.48	$2.43	$1.16
Dividends declared and paid per share	$0.20	$0.50	$0.60	$1.50

Babcock & Brown Air Limited
Consolidated Balance Sheets
(DOLLARS IN THOUSANDS, EXCEPT PAR VALUE DATA)

	September 30, 2009	December 31, 2008
	(Unaudited)	(Audited)
Assets
Cash and cash equivalents	$77,852	$56,763
Restricted cash and cash equivalents	130,461	113,658
Rent receivables	8,604	4,148
Flight equipment held for operating leases, net	1,769,265	1,830,612
Deferred tax asset, net	16,421	40,734
Fair market value of derivative asset	—	2,368
Other assets, net	29,584	37,891

Total assets	2,032,187	2,086,174

Liabilities
Accounts payable and accrued liabilities	4,982	13,809
Rentals received in advance	9,481	9,476
Payable to related parties	6,045	2,728
Security deposits	34,739	35,664
Maintenance payment liability	108,474	88,526
Notes payable, net	682,508	826,301
Borrowings under aircraft acquisition facility	597,471	597,471
Credit facility	32,290	—
Fair market value of derivative liabilities	81,224	113,374
Other liabilities	11,603	9,412

Total liabilities	1,568,817	1,696,761

Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 30,279,948 and 32,488,911 shares issued and outstanding at September 30, 2009 and December 31, 2008, respectively	30	32
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding outstanding	—	—
Additional paid-in capital	490,818	499,882
Retained earnings (deficit)	40,201	(16,584)
Accumulated other comprehensive loss, net	(67,679)	(93,917)

Total shareholders’ equity	463,370	389,413

Total liabilities and shareholders’ equity	$2,032,187	$2,086,174

Babcock & Brown Air Limited
Reconciliation of Available Cash Flow, a Non-GAAP Financial Measure to Net Income
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income	$14,449	$16,029	$75,394	$38,775
Add (less):
Depreciation	21,128	20,080	62,488	53,989
Amortization of lease incentives	1,065	—	3,188	—
Amortization of debt issue costs	1,847	1,793	5,204	5,089
Gain on purchases of notes payable	(12,515)	—	(70,136)	—
Provision for deferred income taxes	3,137	2,343	20,564	5,424

Available cash flow	$29,111	$40,245	$96,702	$103,277

Weighted average share outstanding	30,279,948	33,451,580	31,017,554	33,552,304

Available cash flow per share	$0.96	$1.20	$3.12	$3.08

B&B Air defines Available Cash Flow (“ACF”) as net income plus depreciation, amortization of lease incentives and debt issue costs, and deferred income taxes. In addition, gain on purchases of notes payable is excluded from ACF. B&B Air’s definition of ACF may not be consistent with similar definitions used by other companies. The reconciliation above compares ACF to net income computed in accordance with Accounting Principles Generally Accepted in the United States (GAAP), the most directly comparable GAAP financial measure. B&B Air believes ACF provides investors with a measure for evaluating its ability to pay dividends and reinvest in its business. However, ACF excludes certain positive and negative cash items, including principal payments, if any, and has certain important limitations as an indicator of B&B Air’s ability to pay dividends and reinvest in its business. Management uses ACF as a measure for assessing B&B Air’s operating performance. ACF should be considered in addition to, not as a substitute for net income or other financial measures determined in accordance with GAAP. For additional information, please see B&B Air’s financial statements and “Management’s Discussion and Analysis of Operations and Financial Condition” that will be included in the periodic report it expects to file with the Securities and Exchange Commission with respect to the financial statements discussed herein.